[Inergy Holdings, L.P. Letterhead]

April 29, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	Inergy Holdings, LLC
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-122466
Filed April 11, 2005

Inergy, L.P.
Form 10-K for the fiscal year ended September 30, 2004
File No. 000-32453
Filed December 7, 2004

Inergy, L.P.
Registration Statement on Form S-4
File No. 333-123399
Filed March 17, 2005

Inergy, L.P.
Registration Statement on Form S-3
File No. 333-124098
Filed April 15, 2005

Ladies and Gentlemen:

We have filed through EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 26, 2005. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 3 unless otherwise indicated. References to “we,” “us,” “our” and “the Company” herein refer to Inergy Holdings, L.P.

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

Inergy Holdings, L.P.

Amendment No. 2 to Registration Statement on Form S-1

Cash Distribution Policy, page 37

1.	We note your response to prior comment 1 and have the following comments.

2.	Please revise this section title so that it is entitled “Distribution Policy and Restrictions” or something similar.

Response:  We have revised the section entitled “Cash Distribution Policy” to read “Cash Distribution Policy and Restrictions on Distributions.” See page 38.

3.	Generally, when describing your distribution policy, please revise to state what it will be and what you will pay, rather than what you “intend” or “expect” to declare and pay.

Response: We have revised the Registration Statement to reflect what the terms of our cash distribution policy will be and what we will be paying under our cash distribution policy on a going-forward basis. We have deleted any reference to what we “intend” or “expect” to declare and pay. See pages 38-46.

4.	Please revise the first three paragraphs to create following new paragraphs at the beginning of this section:

•	The first paragraph should summarize your distribution policy. It should commence by explaining why you and your operating subsidiary, Inergy, have adopted a cash distribution policy. For example, if the reason solely is to satisfy tax or partnership law requirements, then so state. Alternatively, clarify whether the reason reflects your judgment that unit holders are better served by distributing to them all of your available cash generated by your business, rather than retaining it for other purposes such as significant acquisitions or pursing growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. That first paragraph then should reflect the existing first paragraph, but also take into account your consolidated subsidiaries’ distribution policies, with respect to factors such as operating needs, reserves for contingencies, interest and principal payments on indebtedness.

•	The new second paragraph should list factors that may adversely impact your distribution policy. It should clarify that that there is no guaranty that

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

unit holders will receive distributions and then list applicable material factors relating to you and your consolidated subsidiaries, such as the following:

o	you are not obligated to pay distributions;
o	while your current distribution policy contemplates the distribution of available cash, this policy could be modified or revoked at any time;
o	even if your distribution policy is not modified or revoked, the actual amount of distributions under the policy and the decision to make any distribution is entirely at the discretion of your general partner, which could decide to reduce or not pay distributions at all, at any time and for any reason;
o	if accurate, the amount of distributions is subject to covenant restrictions under your anticipated new credit facility, anticipated new term loan, or other indebtedness due by you or your consolidated subsidiaries;
o	if accurate, any limitation on transfer of cash from the Inergy at the operating company level to you at the holding company level;
o	if accurate, applicable state law restrictions on your distribution payments;
o	unit holders have no contractual or other legal right to distributions; and
o	you may lack sufficient cash to pay distributions due to changes in operating earnings, working capital requirements, and anticipated cash needs.

Please consider any other material factors that may limit your or your consolidated subsidiaries, particularly Inergy’s ability to pay distributions.

•	The third paragraph should discuss the possible impact on your future growth as a result of the distribution policy. The paragraph should state your belief as to whether the distribution will limit or preclude your or your subsidiaries’ ability to pursue growth. It also should state whether you expect to require additional financing to fund significant acquisitions or pursue growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. This paragraph further should state, if accurate, your intention to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond your current expectations.

Response: We have revised the Registration Statement accordingly. See pages 38 and 39.

5.

Please be aware that because your income is entirely dependant on that of your operating subsidiary, Inergy and because your general partner also controls Inergy, we believe that relevant disclosure about your available cash for distribution should

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

include your consolidated subsidiaries, particularly Inergy’s cash from operating activities. In other words, your presentation should not start at the holding level, but reflect the actual operations that will generate the cash to satisfy the distributions you will pay.

Response: We have revised the description of our cash distribution policy to include disclosure about the cash-generating operations of Inergy, L.P. and their impact on our cash available for distribution. The information included in the new tables in the Registration Statement is presented on a consolidated basis. See pages 38 through 45.

6.	While we are aware of your operating subsidiary’s distribution history, given that you are a new registrant and this offering conveys to potential investors that you initially will distribute $0.225 per unit per quarter, which represents your substantially all your available cash, we believe that you should disclose whether you and your consolidated subsidiaries had over the past four quarters and will have over the next four quarters sufficient cash to support that amount. The existing disclosure in the Cash Available for Distribution section and Appendix B is not adequate in this regard. Please delete that subsection and appendix in light of these comments in response to your revisions. Instead, please add to this new Distribution Policy and Restrictions section a new subsection entitled “Our Initial Distribution Rate” or something similar. This new subsection should contain a general discussion followed by two supporting discussions.

Response: We have revised the Registration Statement to delete the subsection entitled “Cash Available for Distribution” and “Appendix B – Estimated Available Cash From Operating Surplus.” We have included disclosure regarding our initial distribution rate and our historical available cash for distribution under subsections entitled “Our Initial Distribution Rate,” “Basis for Initial Distribution Rate” and “Historical Available Cash for Distributions,” respectively. See pages 39 through 42.

7.	The general discussion of the Our Initial Distribution Rate subsection should reflect the following:

•	Please disclose the initial distribution rate per unit for the initial quarter and for the next four quarters annualized. Use the disclosure in the existing second paragraph on page 37 as a starting point Disclose also the aggregate equivalent distribution rate per quarter and annually.

•

Please disclose whether the distributions will be cumulative, and explain what that means. If currently known, please further disclose on which day you will pay distributions each quarter and to holders of record on which

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

day; for example, the 15th day of each March, June, September and December to holders of record on the 5th day of each month, and discuss any applicable adjustments if those days fall on non-business days.

•	Please disclose whether you have paid distributions in the past. Please also disclose that your operating subsidiary Inergy has made distributions in the past, but the current $0.50 per unit distribution represents an increase over prior distribution policy. Please further disclose whether you and your consolidated subsidiaries would have generated sufficient EBITDA both to fund distributions and the current level contemplated by your distribution policy and to satisfy the financial covenants of your or your consolidated subsidiaries’ credit facilities, term notes, or other indebtedness.

Response:    We have revised the Registration Statement accordingly. See pages 39 through 42.

8.	The first supporting discussion should be separately titled “Basis for Initial Distribution Rate” or something similar, and convey the following:

•	Disclose the factors you reviewed, analyzed, and considered in determining the initial distribution level, such as:

o	operating and financial performance;
o	anticipated cash requirements, including for expected debt payments under your new credit facility or term loan;
o	anticipated cash expenditure requirements;
o	expected other cash needs;
o	the covenants, limitations, or restrictions on ability to pay distributions in your anticipated new credit facility, new term loan, or other indebtedness due by you or your consolidated subsidiaries; and
o	other potential sources of liquidity.

Please add any additional material factors you reviewed, analyzed, and considered. To the extent applicable, provide specific detail for each factor such as the amount and due date of any material expected debt payment.

Response:    We have revised the Registration Statement to disclose the factors we reviewed, analyzed, and considered in determining our initial distribution level under the subsection entitled “Basis for Initial Distribution Rate.” See page 39.

•

Provide a table illustrating the estimated minimum EBITDA you and your consolidated subsidiaries must generate to pay the aggregate distribution on your units through the end of the next four quarters. The table should be entitled “Estimated Cash Available to Pay Distributions Based on Estimated

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

Minimum EBITDA” or something similar. The table should include an introduction explaining its purpose. As part of the introduction, state whether you believe your, including your consolidated subsidiaries’, minimum EBITDA for the four fiscal quarters ended June 30, 2006 will be at least the amount—specifying that amount—you will require to pay distributions during those periods. The table should start with that amount of your consolidated estimated minimum EBITDA. It then should subtract estimated capital expenditures, interest expense, principal payments, income taxes and other relevant material adjustments, including your additional operating and administrative expenses and any effects of your reorganization relating to this offering, such as your anticipated new credit facility and term note. The resulting figure should be estimated cash available to pay distributions on your units.

Response:    We have included a table entitled “Estimated Cash Available to Pay Distributions on Estimated Minimum EBITDA” in response to this comment. See pages 42 through 45.

•	Also provide a table illustrating the historical cash available to pay distributions for the most recent fiscal year and interim period. The table should commence with a GAAP measure of your consolidated net cash provided by operating activities. Then, the table should add entries for necessary adjustments to reach an EBITDA figure. Then, the table should add entries for necessary adjustments to reach a figure of excess cash available to pay distributions. To the extent your historical excess cash available to pay distributions would have been insufficient to pay your intended aggregate distribution, then indicate from where you would have obtained the additional cash, such as through borrowings. As part of the table’s entries, please include relevant footnotes to clarify the source and relevance of the figures for any entry that is not self-explanatory.

Response:    We have included a table titled “Unaudited Historical Consolidated Available Cash from Operating Surplus” in response to this comment. See pages 41 and 42.

9.

The second supporting discussion should be separately titled “Assumptions and Considerations” or something similar. In this discussion, please address any factors you have assumed or considered in presenting the tables in the Basis for Initial Distribution Rate discussion. In particular, state the key assumptions and considerations supporting the estimated minimum EBITDA you must generate to pay the aggregate distribution on your units through the end of the next four quarters. For example, what revenue or expenses do you anticipate over the next four quarters that you did not generate or incur in the prior fiscal year end and interim period? As another example, how does your anticipated new credit facility

United States Securities and Exchange Commission

Division of Corporate Finance

April 29, 2005

and term note factor into your tables? As a further example, do you make any material assumptions regarding the general business climate or extraordinary transactions? In addition, in this discussion, please fully discuss any limitations on your ability to pay distributions under your anticipated new credit facility, term note, or other indebtedness due by you or your consolidated subsidiaries.

Response: We have included a new section of disclosure entitled “Assumptions and Considerations” in response to this comment. See pages 44 and 45.

10.	Please move the existing Incentive Distribution Rights subsection so that it is at the end of this section, or in its own section. Also, as part the discussion, please revise to more clearly describe your sources of income. In other words, please also discuss in a clear and concise manner your ownership interests in the non-managing general partner of Inergy and your direct limited partnership interest in Inergy. Further, please revise the subsection title so that it is more descriptive of the revised subsection.

Response: We have revised the Registration Statement to include what was previously the “Incentive Distribution Rights” section as a subsection entitled “Sources of Distributable Cash and Incentive Distribution Rights” under the “Cash Distribution Policy and Restrictions on Distributions” section. Additionally, the language in that section has been revised to more clearly articulate that our only cash-generating assets are our ownership interests in Inergy, L.P. See pages 45 and 46.

Item	15. Recent Sales of Unregistered Securities, page II-1

11.

In response to our prior comment 9, you state that your value increased significantly from November 30, 2004 through the first filing of your Form S-l. This increase was the result of three significant intervening transactions, most significantly the acquisition of Star Gas Propane, L.P. Please tell us the consideration, if any, given to the probability of these significant intervening transactions occurring when you determined the fair value of the November 23, 2004 issuance of the 0.75% LLC Membership Interest. In this regard, we noted that Inergy, L.P. filed a Form 8-K dated November 18, 2004 which stated that on November 18, 2004, Inergy, L.P. and Inergy Propane, LLC entered into an Interest Purchase Agreement with Star Gas Partners, L.P. and Star Gas LLC whereby Inergy Propane, LLC would acquire all of the propane distribution and services segment of Star Gas Partners, L.P. In exchange, Inergy Propane, LLC would pay $475 million to Star Gas LLC, subject to a working capital adjustment. We further note that the November 23, 2004 issuance occurred just 24 days before the Star Gas Propane, L.P. acquisition was completed.

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

It would appear, based on the timing of these events, that the fair value of the membership interests should not have ignored the acquisitions occurring during that time frame. We assume that any valuation contemplating the impact of the acquisitions occurring during this time frame would necessarily require a discount for the possibility of each of the acquisitions not being completed. We may have further comments after reviewing your response.

Response: We are responding to this comment in a Separate Letter addressed to the attention of Adam Phippen.

Inergy, L.P.

Form 10-K for the fiscal year ended September 30, 2004

12.	As applicable, please revise your Form 10-K to address the comments above.

Response: We hereby undertake to amend the 10-K of Inergy L.P. to the extent necessary to reflect the substantive revisions made in response to the comments above.

13.	We have considered your response to prior comment 11. We continue to believe that the Form 10-K of Inergy L.P. for the fiscal year ended September 30, 2004 should include disclosure that is consistent with Inergy Holdings, LLC’s amended Form S-4. Please amend the Form 10-K of Inergy L.P. for the fiscal year ended September 30, 2004 to reflect your revisions made in response to our comments. To the extent that you make further substantive revisions your Form S-l of Inergy Holdings, LLC, please make similar revisions to your Form 10-K of Inergy L.P. for consistency.

Response: We hereby undertake to amend the 10-K of Inergy L.P. to the extent necessary to reflect the substantive revisions made in response to your prior comments as well as any substantive revisions made in the future.

Registration Statement on Form S-4

14.	As applicable, please revise your Form S-4 to address the comments above.

Response: We hereby undertake to amend the Form S-4 of Inergy L.P. to the extent necessary to reflect the substantive revisions made in response to the comments above.

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

Registration Statement on Form S-3

15.	As applicable, please revise your Form S-3 to address the comments above and previously issued.

Response: We hereby undertake to amend the Form S-3 of Inergy L.P. to the extent necessary to reflect the substantive revisions made in response to the comments above and any prior comments.

United States Securities and Exchange Commission

Division of Corporation Finance

April 29, 2005

If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or S. Griffith Aldrich of the same firm at (713) 758-4628.

Sincerely,

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC, its general partner

By:	/s/ R. BROOKS SHERMAN Name: R. Brooks Sherman Title: Senior Vice President and Chief Financial Officer

cc:	Adam Phippen

Scott Anderegg